EXHIBIT 21
OLD NATIONAL BANCORP
SUBSIDIARIES OF THE REGISTRANT
AS OF DECEMBER 31, 2006

Name of Subsidiary	Jurisdiction of Incorporation	Business Name of Subsidiary

Old National Bank	United States of America	Old National Bank

Old National Realty Company, Inc.	Indiana	Old National Realty Company, Inc.

ONB Insurance Group, Inc.	Indiana	ONB Insurance

ONB Finance Inc.	Indiana	ONB Finance

American National Trust & Investment Management Corp	United States of America	Old National Trust Company